Exhibit 99.1

Baytex Energy Trust
Consolidated Balance Sheets
(thousands of Canadian dollars) (unaudited)

As at December 31	2009	2008

ASSETS
Current assets
Cash	$10,177	$-
Accounts receivable	137,154	87,551
Crude oil inventory	1,384	332
Future income tax asset (note 11)	1,371	-
Financial derivative contracts (note 14)	29,453	85,678
	179,539	173,561

Future income tax asset (note 11)	418	-
Financial derivative contracts (note 14)	2,541	-
Petroleum and natural gas properties	1,663,752	1,601,017
Goodwill	37,755	37,755
	$1,884,005	$1,812,333

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 14)	$180,493	$164,353
Distributions payable to unitholders (note 14)	19,674	17,583
Bank loan (note 14)	265,088	208,482
Convertible debentures (note 4)	7,736	-
Future income tax liability (note 11)	8,683	25,358
Financial derivative contracts (note 14)	4,650	-
	486,324	415,776

Long-term debt (note 3)	150,000	217,273
Convertible debentures (note 4)	-	10,195
Asset retirement obligations (note 5)	54,593	49,351
Future income tax liability (note 11)	179,673	192,411
Financial derivative contracts (note 14)	1,418	-
	872,008	885,006

UNITHOLDERS’ EQUITY
Unitholders’ capital (note 6)	1,295,931	1,129,909
Conversion feature of convertible debentures (note 4)	374	498
Contributed surplus (note 9)	20,371	21,234
Accumulated other comprehensive loss (note 7)	(3,899)	-
Deficit	(300,780)	(224,314)
	1,011,997	927,327
	$1,884,005	$1,812,333
Commitments and contingencies (note 15) See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Income and Comprehensive Income
(thousands of Canadian dollars, except per unit amounts) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008

Revenue
Petroleum and natural gas	$237,981	$199,890	$789,820	$1,159,718
Royalties	(40,367)	(31,690)	(130,715)	(207,522)
Gain on financial derivative contracts (note 14)	5,700	84,341	26,008	59,816
	203,314	252,541	685,113	1,012,012
Expenses
Operating	44,701	47,355	163,250	172,471
Transportation and blending	46,000	45,718	159,354	218,706
General and administrative	12,927	7,635	35,006	29,603
Unit-based compensation (note 9)	1,617	1,563	6,443	7,812
Interest (note 12)	6,459	7,860	32,685	32,512
Financing charges (note 12)	322	-	5,496	450
Foreign exchange (gain) loss (note 13)	(3,391)	24,809	(22,824)	37,746
Depletion, depreciation and accretion	66,996	61,251	237,216	223,900
	175,631	196,191	616,626	723,200
Income before income taxes and non-controlling interest	27,683	56,350	68,487	288,812
Income tax expense (recovery) (note 11)
Current	3,939	1,732	11,370	10,177
Future	(4,212)	2,217	(30,457)	15,383
	(273)	3,949	(19,087)	25,560
Income before non-controlling interest	27,956	52,401	87,574	263,252
Non-controlling interest (note 8)	-	-	-	(3,358)
Net income	$27,956	52,401	$87,574	$259,894
Other comprehensive loss
Foreign currency translation adjustment (note 7)	(3,158)	-	(3,899)	-
Comprehensive income	$24,798	$52,401	$83,675	$259,894

Net income per trust unit (note 10)
Basic	$0.26	$0.54	$0.83	$2.83
Diluted	$0.25	$0.53	$0.82	$2.74

Weighted average trust units (note 10)
Basic	108,474	97,304	104,894	91,683
Diluted	112,038	99,241	107,246	96,391

Consolidated Statements of Deficit
(thousands of Canadian dollars) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008

Deficit, beginning of period	$(283,055)	$(210,494)	$(224,314)	$(239,727)
Net income	27,956	52,401	87,574	259,894
Distributions to unitholders	(45,681)	(66,221)	(164,040)	(244,481)
Deficit, end of period	$(300,780)	$(224,314)	$(300,780)	$(224,314)

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008

CASH PROVIDED BY (USED IN):
Operating activities
Net income	$27,956	$52,401	$87,574	$259,894
Items not affecting cash:
Unit-based compensation (note 9)	1,617	1,563	6,443	7,812
Unrealized foreign exchange (gain) loss	(4,259)	29,032	(2,623)	41,712
Depletion, depreciation and accretion	66,996	61,251	237,216	223,900
Accretion on debentures and notes (notes 3 & 4)	16	519	2,908	1,681
Unrealized loss (gain) on financial derivative contracts (note 14)	9,230	(86,511)	54,810	(119,917)
Future income tax expense (recovery)	(4,212)	2,217	(30,457)	15,383
Non-controlling interest (note 8)	-	-	-	3,358
Realized foreign exchange gain on redemption of long-term debt (notes 3 & 13)	-	-	(23,685)	-
	97,344	60,472	332,186	433,823
Change in non-cash working capital	14,038	38,660	(27,878)	38,857
Asset retirement expenditures (note 5)	(156)	(725)	(1,146)	(1,443)
	111,226	98,407	303,162	471,237

Financing activities
Payments of distributions	(32,586)	(61,227)	(136,409)	(194,728)
Increase (decrease) in bank loan	(2,997)	8,067	64,181	(33,236)
Redemption of long-term debt (note 3)	-	-	(196,411)	-
Issuance of long-term debt (note 3)	-	-	150,000	-
Issuance of trust units (note 6)	15,229	377	135,581	10,502
Issuance costs (note 6)	-	-	(6,101)	-
	(20,354)	(52,783)	10,841	(217,462)

Investing activities
Petroleum and natural gas property expenditures	(49,675)	(42,969)	(164,094)	(185,083)
Acquisition of petroleum and natural gas properties, net	(37,083)	(8,174)	(133,077)	(88,566)
Change in non-cash working capital	4,413	5,519	(6,587)	19,874
	(82,345)	(45,624)	(303,758)	(253,775)
Impact of foreign exchange on cash balances	(193)	-	(68)	-
Change in cash	8,334	-	10,177	-
Cash, beginning of period	1,843	-	-	-
Cash, end of period	$10,177	$-	$10,177	$-

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Notes to the Consolidated Financial Statements
Three months and years ended December 31, 2009 and 2008
(all tabular amounts in thousands of Canadian dollars, except per unit amounts)

1.      BASIS OF PRESENTATION

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Pursuant to the Plan of Arrangement, the Company became a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the annual consolidated financial statements of the Trust as at December 31, 2008, except as noted below. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Trust’s annual consolidated financial statements and notes thereto for the year ended December 31, 2008.

2.      CHANGES IN ACCOUNTING POLICIES

Current Year Accounting Changes

Effective January 20, 2009, the Trust adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”) during 2009: Section 3064 “Goodwill and Intangible Assets” and EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 was adopted retrospectively without restatement of prior periods.

Goodwill and Intangible Assets

Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Trust.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

EIC-173 provides guidance on how to take into account the credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material impact on the consolidated financial statements of the Trust.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862 “Financial Instruments – Disclosures” to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. Refer to note 14 financial instruments and risk management for the enhanced disclosures and liquidity risk disclosures.

Financial Instruments – Recognition and Measurement

In July 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, in relation to the impairment of financial assets. Amendments to this section have revised the definition of “loans and receivables” and provided that certain conditions have been met, permits reclassification of financial assets from the held-for-trading and available-for-sale categories into the loans and receivables category. The amendments also provide one method of assessing impairment for all financial assets regardless of classification. The adoption of this amended standard on December 31, 2009 did not have a material impact on the consolidated financial statements of the Trust.

Future Accounting Changes

Business Combinations

In January 2009, the CICA issued Section 1582 “Business Combinations” which establishes principles and requirements of the acquisition method for business combinations and related disclosures. The purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and most acquisition costs are to be expensed as incurred. This standard applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 with earlier application permitted. The Trust plans to adopt this standard prospectively effective January 1, 2011. The adoption of this standard may have an impact on the Trust’s accounting for future business combinations.

Consolidated Financial Statements

In January 2009, the CICA issued Section 1601 “Consolidated Financial Statements” which establishes standards for the preparation of consolidated financial statements and Section 1602 “Non-controlling Interests” which provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Trust plans to adopt these standards prospectively effective January 1, 2011. The adoption of these standards may have an impact on the Trust’s accounting for future business combinations.

3.      LONG-TERM DEBT

	December 31, 2009	December 31, 2008
9.15% senior unsecured debentures	$150,000	$-
10.5% senior subordinated notes (US$247)	-	303
9.625% senior subordinated notes (US$179,699)	-	220,059
	150,000	220,362
Discontinued fair value hedge	-	(3,089)
	$150,000	$217,273

On August 26, 2009, the Trust issued $150.0 million Series A senior unsecured debentures bearing interest at 9.15% payable semi-annually with principal repayable on August 26, 2016. These debentures are unsecured and are subordinate to the Company’s bank credit facilities. After August 26 of each of the following years, these debentures are redeemable at the Trust’s option, in whole or in part, with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2012 at 104.575%, 2013 at 103.05%, 2014 at 101.525%, and 2015 at 100%.

On September 25, 2009, the Company redeemed all of the 9.625% senior subordinated notes due July 15, 2010 (principal amount US$179.7 million) and 10.5% senior subordinated notes due February 15, 2011 (principal amount US$0.2 million) for an aggregate redemption price of $196.4 million.  These notes were unsecured and were subordinate to the Company’s bank credit facilities.  These notes were carried at amortized cost, net of a discontinued fair value hedge.  The notes accrete up to the principal balance at maturity using the effective interest method.

The Company recorded no accretion expense for the three months ended December 31, 2009 ($0.5 million for the three months ended December 31, 2008) and $2.8 million for the year ended December 31, 2009 ($1.6 million for the year ended December 31, 2008). The effective interest rate applied was 10.6%. The discontinued fair value hedge has been recognized in accretion expense upon redemption of the senior subordinated notes.

4.      CONVERTIBLE DEBENTURES

	Number of Convertible Debentures	Convertible Debentures	Conversion Feature of Debentures
Balance, December 31, 2007	16,620	$16,150	$796
Conversion	(6,222)	(6,052)	(298)
Accretion	-	97	-
Balance, December 31, 2008	10,398	$10,195	$498
Conversion	(2,583)	(2,544)	(124)
Accretion	-	85	-
Balance, December 31, 2009	7,815	$7,736	$374

In June 2005, the Trust issued $100.0 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully-paid trust units at a conversion price of $14.75 per trust unit. At December 31, 2009, the debentures are classified as a current liability as they mature and are due and payable on December 31, 2010.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. The debt portion will accrete up to the principal balance at maturity, using the effective interest rate of 7.6%. The accretion and the interest paid are expensed as interest expense in the consolidated statements of income and comprehensive income. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

5.      ASSET RETIREMENT OBLIGATIONS

	December 31, 2009	December 31, 2008
Balance, beginning of year	$49,351	$45,113
Liabilities incurred	1,320	871
Liabilities settled	(1,146)	(1,443)
Acquisition of liabilities	3,268	1,536
Disposition of liabilities	(146)	(904)
Accretion	4,184	3,802
Change in estimate(1)	(2,212)	376
Foreign exchange	(26)	-
Balance, end of year	$54,593	$49,351

(1) Changes in the status of wells and changes in the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Trust’s asset retirement obligations are based on its net ownership in wells and facilities.  Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 52 years. The undiscounted amount of estimated cash flow required to settle the retirement obligations at December 31, 2009 is $279.3 million. Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 2.0%.

6.      UNITHOLDERS’ CAPITAL

The Trust is authorized to issue an unlimited number of trust units.
	Number of Units	Amount
Balance, December 31, 2007	84,540	$821,624
Issued on conversion of debentures	422	6,350
Issued on conversion of exchangeable shares	2,787	86,888
Issued on exercise of unit rights	1,386	10,653
Transfer from contributed surplus on exercise of unit rights	-	5,105
Issued on acquisition of Burmis Energy Inc. net of issuance costs	6,383	151,903
Issued pursuant to distribution reinvestment plan	2,167	47,386
Balance, December 31, 2008	97,685	$1,129,909
Issued for cash	7,935	115,058
Issuance costs, net of income tax	-	(5,072)
Issued on conversion of debentures	175	2,667
Issued on exercise of unit rights	2,059	20,523
Transfer from contributed surplus on exercise of unit rights	-	7,306
Issued pursuant to distribution reinvestment plan	1,445	25,540
Balance, December 31, 2009	109,299	$1,295,931

7.      ACCUMULATED OTHER COMPREHENSIVE LOSS

	December 31, 2009	December 31, 2008
Balance, beginning of year	$-	$-
Foreign currency translation adjustment	(3,899)	-
Balance, end of year	$(3,899)	$-

Accumulated other comprehensive loss is composed entirely of currency translation adjustments on the foreign operations.  The Trust’s foreign operations are considered to be “self-sustaining operations”, financially and operationally independent, as of January 1, 2009.  As a result, the accounts of the self-sustaining foreign operations are translated using the current rate method whereby assets and liabilities are translated using the exchange rate in effect at the balance sheet date (0.9555 USD/CAD), while revenues and expenses are translated using the average exchange rate for the three months and year ended December 31, 2009 (0.9467 and 0.8760, USD/CAD respectively). Translation gains and losses are deferred and included in other comprehensive income in unitholders’ equity and are recognized in net income when there has been a reduction in the net investment.

Previously, foreign operations were considered to be integrated and were translated using the temporal method.  Under the temporal method, monetary assets and liabilities were translated at the period end exchange rate while other assets and liabilities were translated at the historical rate.  Revenues and expenses were translated at the average monthly rate except for depletion, depreciation and accretion, which were translated on the same basis as the assets to which they relate.  Translation gains and losses were included in the determination of net income for the period.

This change was adopted prospectively on January 1, 2009 resulting in a currency translation adjustment of $15.4 million upon adoption with a corresponding increase in petroleum and natural gas properties.

8.      NON-CONTROLLING INTEREST

On May 30, 2008, the Trust announced that the Company had elected to redeem all of its exchangeable shares outstanding on August 29, 2008. In connection with this redemption, Baytex ExchangeCo Ltd. exercised its overriding “redemption call right” to purchase such exchangeable shares from holders of record. Each exchangeable share was exchanged for trust units in accordance with the exchange ratio in effect at August 28, 2008. As at December 31, 2009, and December 31, 2008, there were no exchangeable shares outstanding.

The exchangeable shares of the Company were presented as a non-controlling interest on the consolidated balance sheet because they failed to meet the non-transferability criteria necessary in order for them to be classified as equity. Net income had been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

	Number of Exchangeable Shares	Amount
Balance, December 31, 2007	1,566	$21,235
Exchanged for trust units	(1,566)	(24,593)
Non-controlling interest in net income	-	3,358
Balance, December 31, 2008 and 2009	-	$-

9.      TRUST UNIT RIGHTS INCENTIVE PLAN

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the Plan is a “rolling” maximum equal to 10.0% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding trust units will result in an increase in the number of trust units available for issuance under the Plan, and any exercises of unit rights will make new grants available under the Plan, effectively resulting in a re-loading of the number of unit rights available to grant under the Plan.  Under the Plan, unit rights have a maximum term of five years and vest and become exercisable as to one-third on each of the first, second and third anniversaries of the grant date. The Plan provides that the exercise price of the unit rights may be reduced to account for future distributions, subject to certain performance criteria.  Effective November 16, 2009, the Plan was amended to (i) base the exercise price of unit rights on the closing price of the trust units on the trading day prior to the date of grant (previously based on a five-day volume weighted average trading price) and (ii) permit the granting of unit rights with a fixed exercise price.

The Trust recorded compensation expense of $1.6 million for the three months ended December 31, 2009 (three months ended December 31, 2008 - $1.6 million) and $6.4 million for the year ended December 31, 2009 (year ended December 31, 2008 - $7.8 million) related to the unit rights granted under the Plan.

The Trust uses the binomial-lattice model to calculate the estimated weighted average fair value of $6.38 per unit for unit rights issued during the year ended December 31, 2009 ($2.42 per unit for the year ended December 31, 2008). The following assumptions were used to arrive at the estimate of fair values:

Years Ended December 31
	2009	2008
Expected annual exercise price reduction (on rights with declining exercise price)	$1.44 - $2.16	$2.16 - $3.00
Expected volatility	39% - 43%	28% - 39%
Risk-free interest rate	1.78% - 2.72%	2.98% - 4.17%
Expected life of unit rights (years)(1)	Various	Various

(1) The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Plan.

The number of unit rights outstanding and exercise prices are detailed below:

	Number of unit rights	Weighted average exercise price (1)
Balance, December 31, 2007	7,662	$14.67
Granted	2,838	$19.27
Exercised	(1,386)	$7.69
Cancelled	(665)	$21.79
Balance, December 31, 2008	8,449	$14.58
Granted	1,844	$24.87
Exercised	(2,059)	$9.97
Cancelled	(114)	$16.43
Balance, December 31, 2009	8,120	$16.68

(1) Exercise price reflects the grant price less the reduction in exercise price as discussed above. During the year, the Trust modified the terms of certain unit rights to re-set the exercise price to the greater of the original grant price and the closing price of the trust units on trading day prior to the date of grant.  This modification resulted in an increase of the weighted average exercise price per unit right from $16.49 to $16.68.

The following table summarizes information about the unit rights outstanding at December 31, 2009:

Range of Exercise Prices	Number Outstanding at December 31, 2009	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2009	Weighted Average Exercise Price
$2.93 to $ 8.00	814	0.8	$6.15	814	$6.15
$8.01 to $13.00	201	1.3	$9.34	180	$9.06
$13.01 to $18.00	5,371	3.0	$15.53	2,944	$15.39
$18.01 to $23.00	372	3.8	$21.04	-	$18.15
$23.01 to $27.72	1,362	4.9	$27.42	10	$24.89
$2.93 to $27.72	8,120	3.1	$16.68	3,948	$13.22

The following table summarizes the changes in contributed surplus:

Balance, December 31, 2007	$18,527
Compensation expense	7,812
Transfer from contributed surplus on exercise of unit rights (1)	(5,105)
Balance, December 31, 2008	$21,234
Compensation expense	6,443
Transfer from contributed surplus on exercise of unit rights (1)	(7,306)
Balance, December 31, 2009	$20,371

(1) Upon exercise of unit rights, contributed surplus is reduced with a corresponding increase in unitholders' capital.

10. NET INCOME PER UNIT

The Trust applies the treasury stock method to assess the dilutive effect of outstanding unit rights on net income per unit. The weighted average exchangeable shares outstanding during the period, converted at the year end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

	Three Months Ended December 31
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$27,956	108,474	$0.26	$52,401	97,304	$0.54
Dilutive effect of unit rights	-	2,995		-	1,318
Conversion of convertible debentures	108	569		133	619
Net income per diluted unit	$28,064	112,038	$0.25	$52,534	99,241	$0.53

For the three months ended December 31, 2009, 1.4 million unit rights (three months ended December 31, 2008 – 4.6 million) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

	Years Ended December 31
	2009			2008
	Net income	Trust units	Net income per unit	Net income	Trust units	Net income per unit
Net income per basic unit	$87,574	104,894	$0.83	$259,894	91,683	$2.83
Dilutive effect of unit rights	-	1,697		-	2,955
Conversion of convertible debentures	502	655		654	882
Exchange of exchangeable shares	-	-		3,358	871
Net income per diluted unit	$88,076	107,246	$0.82	$263,906	96,391	$2.74

For the year ended December 31, 2009, 1.6 million unit rights (year ended December 31, 2008 – 45,000) were excluded in calculating the weighted average number of diluted trust units outstanding as they were anti-dilutive.

11.          INCOME TAXES

The provision for (recovery of) income taxes has been computed as follows:
	Years Ended December 31
	2009	2008
Income before income taxes and non-controlling interest	$68,487	$288,812
Expected income taxes at the statutory rate of 29.48% (2008 – 30.22%)	20,190	87,279
Increase (decrease) in income taxes resulting from:
Net income of the Trust	(50,474)	(79,930)
Non-taxable portion of foreign exchange (gain) loss	(2,994)	6,204
Effect of change in income tax rate	601	(1,402)
Effect of change in opening tax pool balances	5,501	878
Effect of change in valuation allowance	(5,374)	-
Unit-based compensation	1,899	2,361
Other	194	(7)
Future income tax (recovery) expense	(30,457)	15,383
Current income tax expense	11,370	10,177
Income tax (recovery) expense	$(19,087)	$25,560

The components of the net future income tax liability are as follows:

	As at December 31
	2009	2008
Future income tax liabilities:
Petroleum and natural gas properties	$200,820	$197,694
Financial derivative contracts	9,432	25,358
Other	5,438	14,215
Future income tax assets:
Asset retirement obligations	(13,929)	(12,652)
Non-capital loss carry-forward	(13,185)	(11,813)
Valuation allowance on non-capital losses	-	4,967
Financial derivative contracts	(1,789)	-
Other	(220)	-
Net future income tax liability(1)	186,567	217,769
Current portion of net future income tax liability	7,312	25,358
Long-term portion of net future income tax liability	$179,255	$192,411

(1) Non-capital loss carry-forwards, excluding those for which a valuation allowance has been taken totaled $48.4 million ($42.9 million in 2008) and expire from 2014 to 2028.

12.          INTEREST EXPENSE AND FINANCING CHARGES

The Trust incurred interest expense and financing charges on its outstanding debts as follows:

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008
Bank loan and other	$2,847	$2,656	$9,394	$12,235
Long-term debt	3,459	5,011	22,578	19,332
Convertible debentures	153	193	713	945
Financing charges	322	-	5,496	450
Interest expense and financing charges	$6,781	$7,860	$38,181	$32,962

13.          SUPPLEMENTAL INFORMATION

Supplemental Cash Flow Information

During the year the Trust made the following cash outlays in respect of interest, financing charges and current income taxes paid:

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008
Interest paid	$2,379	$2,533	$33,002	$30,205
Financing charges paid	$288	$-	$5,278	$450
Current income taxes paid	$3,968	$5,822	$10,534	$9,972

Foreign Exchange (Gain) Loss

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008
Unrealized foreign exchange (gain) loss	$(4,259)	$29,032	$(2,623)	$41,712
Realized foreign exchange loss (gain) (1)	868	(4,223)	(20,201)	(3,966)
Foreign exchange (gain) loss	$(3,391)	$24,809	$(22,824)	$37,746

(1) The retirement of the US$ senior subordinated notes on September 25, 2009 resulted in a realized gain of $51.0 million. Only $23.7 million of this gain is recognized in the twelve months ended December 31, 2009 as $27.3 million was reported in prior periods as an unrealized foreign exchange gain through the translation process at each period end.

14.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Trust’s financial assets and liabilities are comprised of cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, bank loan, financial derivative contracts, long-term debt and convertible debentures.

Categories of Financial Instruments

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale and other financial liabilities. The carrying value and fair value of the Trust’s financial instruments on the consolidated balance sheet are classified into the following categories:

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Held for trading
Cash	$10,177	$10,177	$-	$-
Derivatives designated as held for trading	31,994	31,994	85,678	85,678
Total held for trading	$42,171	$42,171	$85,678	$85,678
Loans and receivables
Accounts receivable	$137,154	$137,154	$87,551	$87,551
Total loans and receivables	$137,154	$137,154	$87,551	$87,551
Financial Liabilities
Held for trading
Derivatives designated as held for trading	$(6,068)	$(6,068)	$-	$-
Total held for trading	$(6,068)	$(6,068)	$-	$-

Other financial liabilities
Accounts payable and accrued liabilities	$(180,493)	$(180,493)	$(164,353)	$(164,353)
Distributions payable to unitholders	(19,674)	(19,674)	(17,583)	(17,583)
Bank loan	(265,088)	(265,088)	(208,482)	(208,482)
Long-term debt	(150,000)	(162,750)	(217,273)	(200,557)
Convertible debentures	(7,736)	(15,474)	(10,195)	(9,837)
Total other financial liabilities	$(622,991)	$(643,479)	$(617,886)	$(600,812)

The estimated fair values of the financial instruments have been determined based on the Trust’s assessment of available market information. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than long-term debt and convertible debentures, are equal to their book amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its book value as it is at a market rate of interest. The fair value of the long-term debt is based on the lower of trading value and the present value of future cash flows associated with the convertible debentures. The fair value of the convertible debentures has been calculated based on the lower of trading value and the present value of future cash flows plus the conversion option associated with the convertible debentures. The Trust expenses all financial instrument transaction costs immediately.

Fair Value of Derivatives

The Trust classifies the fair value of our derivatives according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•	Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•	Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•	Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table presents the Trust’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009. The fair value measurement of financial derivative contracts related to the Trust’s foreign currency swaps, interest rate swaps and commodity price collars are considered Level 2.

As at December 31, 2009	Level 1	Level 2	Level 3	Total
Derivatives designated as held for trading	-	$25,926	-	$25,926

Financial Risk

The Trust is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Trust monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Trust does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign currency risk
The Trust is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Trust’s net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Trust may enter into agreements to fix the Canada – U.S. exchange rate.

At December 31, 2009, the Trust had in place the following currency contracts:

Type	Period	Amount per month	Sales Price (1)
Forward sales	October 1, 2009 to December 31, 2010	US$ 1.0 million	1.0870
Forward sales	January 1, 2010 to December 31, 2010	US$10.0 million	1.1889
Forward sales	January 1, 2010 to March 31, 2011	US$ 5.0 million	1.1500
Forward sales	January 1, 2010 to December 31, 2011	US$ 5.0 million	1.0711

(1) Based on the weighted average exchange rate (USD/CAD).

The following table demonstrates the effect of movements in the Canada-United States exchange rate on net income before income taxes interest due to changes in the fair value of the currency swaps as well as gains and losses on the revaluation of U.S. dollar denominated monetary assets and liabilities at December 31, 2009.

$0.01 Increase (Decrease) in CAD/USD Exchange Rate
Loss (gain) on currency forward sales agreements	$3,060
Loss (gain) on other monetary assets/liabilities	1,565
Impact on income before income taxes and other comprehensive income	$4,625

The carrying amounts of the Trust’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
U.S. dollar denominated	US$ 67,389	US$ 84,070	US$ 198,690	US$ 191,571

Subsequent to December 31, 2009, the Trust added the following currency contract:

Type	Period	Amount per month	Sales Price (1)
Forward sales	January 1, 2011 to December 31, 2011	US$3.0 million	1.0647

(1) Based on the weighted average exchange rate (CAD/USD).

Interest rate risk
The Trust’s interest rate risk arises from its floating rate bank credit facilities. As at December 31, 2009, $265.1 million of the Trust’s total debt is subject to movements in floating interest rates. An increase or decrease of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2009 by approximately $2.0 million. The Trust uses a combination of short-term and long-term debt to finance operations. Short-term debt is typically at floating rates of interest and long-term debt is typically at fixed rates of interest.

At December 31, 2009, the Trust had the following interest swap financial derivative contracts:

Type	Period	Amount per month	Fixed interest rate	Floating rate index
Swap – pay floating, receive fixed	September 23, 2009 to August 26, 2011	Cdn$150.0 million	9.15%	3 month BA plus 7.875%
Swap – pay fixed, receive floating	September 27, 2011 to September 27, 2014	US$90.0 million	4.06%	3 month LIBOR
Swap – pay fixed, received floating	September 25, 2012 to September 25, 2014	US$90.0 million	4.39%	3 month LIBOR

When assessing the potential impact of forward interest rate changes, an increase or decrease of 100 basis points would result in an increase or decrease, respectively, to the unrealized gain in the fourth quarter of 2009 of $2.0 million relating to financial derivative instruments outstanding as at December 31, 2009.

Commodity Price Risk
The Trust monitors and, when appropriate, utilizes financial derivative agreements or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of the Company. Under the Trust’s risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative instruments outstanding as at December 31, 2009, a 10% increase would result in a reduction to the unrealized gain in the fourth quarter of 2009 of $16.5 million, while a 10% decrease would result in an increase to the unrealized gain in the fourth quarter of 2009 of $18.9 million.

When assessing the potential impact of natural gas price changes on the financial derivative instruments outstanding as at December 31, 2009, a 10% increase would result in a reduction to the unrealized gain in the fourth quarter of 2009 of $2.9 million, while a 10% decrease would result in an increase to the unrealized gain in the fourth quarter of 2009 of $3.9 million.

Financial Derivative Agreements

At December 31, 2009, the Trust had the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Buy	Calendar 2010	575 bbl/d	US$64.00	WTI
Fixed – Sell	Calendar 2010	1,200 bbl/d	US$77.78	WTI
Collar – Sell	Calendar 2010	2,000 bbl/d	US$70.00 – 95.65	WTI
Collar – Sell	Calendar 2010	1,000 bbl/d	US$75.00 – 87.60	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$83.10	WTI
Fixed – Sell	Calendar 2010	770 bbl/d	US$82.30	WTI
Fixed – Sell	Calendar 2010	1,000 bbl/d	US$80.08	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Fixed – Sell	January to February 2010	10,000 MMBtu/d	US$5.63 – 5.66	NYMEX
Fixed – Sell	January to April 2010	3,000 GJ/d	Cdn$4.54	AECO
Fixed – Sell	March 2010	2,500 MMBtu/d	US$4.78	NYMEX
Fixed – Buy	March 2010	2,500 MMBtu/d	US$5.83	NYMEX
Collar – Sell	April 2009 to December 2010	5,000 GJ/d	Cdn$5.00 – 6.30	AECO
Fixed – Sell	May 2010	2,500 MMBtu/d	US$5.79	NYMEX
Collar – Sell	Calendar 2010	1,000 GJ/d	Cdn$5.50 – 7.00	AECO
Fixed – Sell	Calendar 2010	3,000 GJ/d	Cdn$6.19	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Fixed – Sell	Calendar 2010	2,000 GJ/d	Cdn$5.05	AECO
Sold call	January to February 2011	15,000 MMBtu/d	US$7.00	NYMEX
Sold call	January to March 2011	5,000 MMBtu/d	US$6.60	NYMEX
Fixed – Buy	April 2011	2,500 MMBtu/d	US$5.97	NYMEX

The financial derivative contracts are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income and comprehensive income:

	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008
Realized gain (loss) on financial derivative contracts	$14,930	$(2,170)	$80,818	$(60,101)
Unrealized (loss) gain on financial derivative contracts	(9,230)	86,511	(54,810)	119,917
Gain on financial derivative contracts	$5,700	$84,341	$26,008	$59,816

Subsequent to December 31, 2009, the Trust added the following commodity derivative contracts:

Oil	Period	Volume	Price/Unit	Index
Fixed – Sell	February to December 2010	1,000 bbl/d	US$85.50	WTI

Natural Gas	Period	Volume	Price/Unit	Index
Sold call	March 2011	3,000 MMBtu/d	US$6.25	NYMEX
Sold call	July to December 2011	3,000 MMBtu/d	US$6.25	NYMEX

Physical Delivery Contracts

At December 31, 2009, the Trust had the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
WCS Blend	January to June 2010	1,500 bbl/d	WTI less US$10.75
WCS Blend	January to June 2010	1,500 bbl/d	WTI x 84.50%
WCS Blend	January to June 2010	1,000 bbl/d	WTI less US$12.45
WCS Blend	January to June 2010	1,000 bbl/d	WTI x 83.12%
LLK Blend	February to September 2010	500 bbl/d	WTI less US$10.25
LLK Blend	February to September 2010	500 bbl/d	WTI x 86.85%
WCS Blend	July to December 2010	1,000 bbl/d	WTI less US$14.08
WCS Blend	July to December 2010	1,000 bbl/d	WTI x 81.06%
WCS Blend	July to December 2010	500 bbl/d	WTI less US$13.15
WCS Blend	Calendar 2010	2,500 bbl/d	US$51.04
Condensate	Calendar 2010	575 bbl/d	WTI plus US$2.25 – 2.60
WCS Blend	Calendar 2010	1,500 bbl/d	WTI less US$14.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.74
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 83.27%
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.50
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.25
WCS Blend	Calendar 2010	1,000 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI x 84.00%
WCS Blend	Calendar 2010	500 bbl/d	WTI less US$13.29
WCS Blend	Calendar 2010	1,000 bbl/d	WTI less US$13.00

Natural Gas	Period	Volume	Price/Unit
Price collar	Calendar 2010	5,000 GJ/d	AECO Cdn$5.00 – 6.28
Price collar	Calendar 2011	2,500 GJ/d	AECO Cdn$5.50 – 7.10

Subsequent to December 31, 2009 the Trust added the following physical delivery contracts:

Heavy Oil	Period	Volume	Weighted Average Price/Unit
LLB Blend	April to June 2010	500 bbl/d	WTI less US$10.00
LLB Blend	April to June 2010	500 bbl/d	WTI x 87.40%
LLB Blend	July to September 2010	500 bbl/d	WTI less US$10.25
LLB Blend	July to September 2010	500 bbl/d	WTI x 87.20%

Natural Gas	Period	Volume	Price/Unit
Fixed – Sell	February to November 2011	2500 GJ/d	AECO Cdn$5.03

Liquidity Risk

Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with financial liabilities.  The Trust manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional Trust units. As at December 31, 2009, the Trust had available unused bank credit facilities in the amount of $198 million.

The timing of cash outflows (excluding interest) relating to financial liabilities is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Accounts payable and accrued liabilities	$180,493	$180,493	$-	$-	$-
Distributions payable to unitholders	19,674	19,674	-	-	-
Bank loan (1)	265,088	265,088	-	-	-
Long-term debt (2)	150,000	-	-	-	150,000
Convertible debentures (2)	7,815	7,815	-	-	-
	$623,070	$473,070	$-	$-	$150,000

(1) The bank loan is a 364-day revolving loan with the ability to extend the term.
(2) Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in the Trust incurring a loss. Most of the Trust’s accounts receivable relate to oil and natural gas sales and are exposed to typical industry credit risks. The Trust manages this credit risk by entering into sales contracts with only creditworthy entities and reviewing its exposure to individual entities on a regular basis. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income.

As at December 31, 2009, accounts receivable included an $8.5 million balance over 90 days (December 31, 2008 - $9.9 million), of which $2.7 million pertains to drilling credits receivable from the Alberta Minister of Finance. A balance of $2.3 million (December 31, 2008 - $2.4 million) has been set up as allowance for doubtful accounts.

15.          COMMITMENTS AND CONTINGENCIES

At December 31, 2009, the Trust had operating leases and processing and transportation obligations as summarized below:

	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years
Operating leases	$40,014	$3,408	$3,838	$3,821	$3,684	$3,815	$21,448
Processing and transportation agreements	7,708	4,328	2,949	302	100	29	-
Total	$47,722	$7,736	$6,787	$4,123	$3,784	$3,844	$21,448

At December 31, 2009, the Trust had the following power contracts:

Power	Period	Volume	Price/Unit
Fixed – Buy	March 2009 to June 30, 2010	0.6 MW/hr	Cdn$76.89
Fixed – Buy	Calendar 2010	0.1 MW/hr	Cdn$49.43
Fixed – Buy	Calendar 2010	0.2 MW/hr	Cdn$48.93

Subsequent to December 31, 2009 the Trust added the following power contracts:

Power	Period	Volume	Weighted Average Price/Unit
Fixed – Buy	February to June 2010	0.1 MW/hr	Cdn$44.22
Fixed – Buy	June to December 2010	0.2 MW/hr	Cdn$49.11
Fixed – Buy	June to December 2010	0.2 MW/hr	Cdn$50.33
Fixed – Buy	January to December 2011	0.2 MW/hr	Cdn$47.71

Other

During 2009, the Company implemented an Income Tracking Unit (“ITU”) Plan. Liabilities incurred under this plan are settled in cash on predetermined dates, contingent upon attainment of prescribed payment conditions, including the participant’s service status with the Company and the intrinsic value of reference incentive rights. Liabilities are recorded when the likelihood of the prescribed payment conditions being met can be reasonably estimated. At December 31, 2009, a $0.1 million liability was accrued.

At December 31, 2009, there were no outstanding letters of credit.  At December 31, 2008 there were outstanding letters of credit aggregating $2.3 million issued as security for performance under certain contracts.

In connection with a purchase of properties in 2005, the Company became liable for contingent consideration whereby an additional amount would be payable by the Company if the price for crude oil exceeds a base price in each of the succeeding six years. An amount payable was not reasonably determinable at the time of the purchase; therefore, such consideration is recognized only when the contingency is resolved. As at December 31, 2009, additional payments totaling $7.2 million have been paid under the agreement and recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement; therefore, no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.

16.          CAPITAL DISCLOSURES

The Trust’s objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

The Trust considers its capital structure to include total monetary debt and unitholders’ equity. Total monetary debt is a non-GAAP measure which is the sum of monetary working capital (being current assets less current liabilities (excluding non-cash items such as future income tax assets or liabilities and unrealized financial derivative contracts gains or losses)), the principal amount of long-term debt and the balance sheet value of the convertible debentures.  At December 31, 2009, total net monetary debt was $474.3 million.

The Trust’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. In order to maintain the capital structure, the Trust may adjust the amount of its distributions, adjust its level of capital spending, issue new trust units or debt, or sell assets to reduce debt.

The Trust monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. The Trust’s objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Trust continuously monitors its funds from operations and evaluates its distribution policy and capital spending plans.

The Trust’s financial objectives and strategy as described above have remained substantially unchanged over the last two completed fiscal years. These objectives and strategy are reviewed on an annual basis. The Trust believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

The Trust is subject to financial covenants relating to its bank credit facilities, senior subordinated debentures and convertible debentures. The Trust is in compliance with all financial covenants.

On June 22, 2007, new tax legislation modifying the taxation of specified investment flow-through entities, including income trusts such as the Trust, was enacted (the “New Tax Legislation”). The New Tax Legislation will apply a tax at the trust level on distributions of certain income from trusts. The New Tax Legislation permits “normal growth” for income trusts through the transitional period ending December 31, 2010. However, “undue expansion” could cause the transitional relief to be revisited, and the New Tax Legislation to be effective at a date earlier than January 1, 2011. On December 15, 2006, the Department of Finance released guidelines on normal growth for income trusts and other flow-through entities (the “Guidelines”). Under the Guidelines, trusts will be able to increase their equity capital each year during the transitional period by an amount equal to a safe harbour amount. The safe harbour amount is measured by reference to a trust’s market capitalization as of the end of trading on October 31, 2006. The safe harbour amounts are 40% for the period from November 2006 to the end of 2007, and 20% per year for each of 2008, 2009 and 2010. The safe harbour amounts are cumulative allowing amounts not used in one year to be carried forward to a future year. Two trusts can merge without being impacted by the growth limitations. Limits are not impacted by non-convertible debt-financed growth, but rather focus solely on the issuance of equity to facilitate growth.

On December 4, 2008, the Minister of Finance announced changes to the Guidelines to allow an income trust to accelerate the utilization of the safe harbour amounts for each of 2009 and 2010 so that the safe harbour amounts for 2009 and 2010 are available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for an income trust, but it allows an income trust to use its safe harbour amount remaining as of December 4, 2008 in a single year, rather than staging a portion of the safe harbour amount over the 2009 and 2010 years.

For the Trust, the safe harbour amounts were approximately $730 million for 2006/2007 and approximately $365 million for each of the subsequent three years with any unused amount carrying forward to the next year. The Trust did not issue equity in excess of its safe harbour amounts during 2006, 2007, 2008 or 2009. The Trust issued $165.9 million in equity during the year ended December 31, 2009, resulting in an unused available safe harbour amount of $1,160.7 million as at December 31, 2009. We are planning to complete a conversion transaction from the current trust structure to a corporate legal form to be completed before the end of 2010.